ALLIED GOLD LIMITED

FACSIMILE TRANSMISSION

TO:	**Kerri Papamihail**	*COMPANY:*	**ASX**
DATE:	**19 May 2009**	*FACSIMILIE NO:*	**9221 2020**
PAGES:	*1*	*FROM:*	**Peter Torre**

SUBJECT: **ALD - Trading Halt Request**

Allied Gold Limited (Allied) hereby requests a trading halt of its securities with effect immediately pending release of an announcement regarding a resource update.

Allied is not aware of any reason why the trading halt should not be granted.

Should you have any queries in relation to this matter, please do not hesitate to contact me.

Yours sincerely

Peter Torre
Company Secretary
ALLIED GOLD LIMITED

34 Douglas Street, Milton, QLD 4064 Australia
PO Box 2019, Milton, QLD 4064, Australia
Telephone: 61 7 3252 5911 Facsimile: 61 7 3252 3552
Email: info@alliedgold.com.au Web: www.alliedgold.com.au

ASX
AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

19 May 2009

Allied Gold Limited

TRADING HALT

The securities of Allied Gold Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Thursday, 21 May 2009 or when the announcement is released to the market.

Security Code: ALD

Jill Hewitt
Adviser Issuers (Perth)